UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File No. 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Roma Green Finance Limited (the “Company”) held an extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) on April 15, 2026, at 11 a.m. Hong Kong Time (April 14, 2026 at 11 p.m. U.S. Eastern Time), at Rooms 1101-4, 11/F Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

Holders of 3,796,815 Class A ordinary shares and holders of 6,071,104 Class B ordinary shares issued and outstanding and entitled to vote as of the record date of March 19, 2026, were present in person or by proxy, voted at the 2026 Extraordinary Meeting, representing 75.79% of the total voting power shares voted. As a result, two or more shareholders representing not less than one-third of the total voting rights attached to the total issued voting shares in the Company, were presented in person or by proxy throughout the 2026 Extraordinary Meeting, constituting a quorum. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty five (25) votes. The final voting results for the proposal submitted to a vote of shareholders at the 2026 Extraordinary Meeting are as follows:

RESOLVED AS AN ORDINARY RESOLUTION THAT:

(i)	the consolidation of each of the issued and unissued class A ordinary shares of a par value of US$0.001 each (“Class A Shares”), class B ordinary shares of a par value of US$0.001 each (“Class B Shares”) and undesignated shares of a par value of US$0.001 each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than October 12, 2026, being 180 days after the date of the 2026 Extraordinary Meeting is hereby approved (the “Share Consolidation”);

(ii)	the Board is authorized at its absolute and sole discretion to either (i) implement the Share Consolidation and determine the exact ratio of the Share Consolidation and effective date of such Share Consolidation by no later than October 12, 2026, being 180 days after the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Share Consolidation, and any one director (the “Director”) or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion; and

(iii)	the Directors are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any consolidated shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the consolidated shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

(collectively, the “Share Consolidation Proposal”)

For	Against	Abstain
155,573,232	983	200

Accordingly, the Share Consolidation Proposal has been approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 16, 2026

Roma Green Finance Limited

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer